Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION OF
GLYCOMIMETICS, INC.

GlycoMimetics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), hereby certifies that:

FIRST: The name of this Company is GlycoMimetics, Inc.

SECOND: The Company’s original Certificate of Incorporation was filed on April 4, 2003. The Certificate of Incorporation was last amended and restated on January 15, 2014.

THIRD: The Board of Directors of the Company, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending the Amended and Restated Certificate of Incorporation to add new Article IX, which shall read in its entirety:

“IX.

Limitation of Liability for Officers. An Officer (as defined below) of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as an officer of the Company, except for liability (a) for any breach of the Officer’s duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Company. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article IX, “Officer” shall mean an individual who has been duly appointed as an officer of the Company and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service by the delivery of process to the registered agent of the Company as contemplated by 10 Del. C. § 3114(b).

Any amendment, repeal or modification of this Article IX by either of (i) the stockholders of the Company or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.”

FOURTH: This Certificate of Amendment to the Certificate of Incorporation was submitted to the stockholders of the Company and was duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporate Law of the State of Delaware.

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IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 1st day of May, 2024.

GLYCOMIMETICS, INC.

By:	/s/ Harout Semerjian
Harout Semerjian President and Chief Executive Officer